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SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL DESIGNS CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. BASELINE RD., #10
(No. and Street)

CLAREMONT (City) CA (State) 91711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN BILECKI 909-626-1642 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GYL Decauwer LLP
(Name – *if individual, state last, first, middle name*)

8577 HAVEN AVE (Address) RANCHO CUCAMONGA (City) CA (State) 91730 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/6

OATH OR AFFIRMATION

I, SEAN BILECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL DESIGNS CORPORATION, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

V.P., CHIEF FINANCIAL OFFICER

Title

MARIA MORTON
Commission # 1632359
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Designs Corporation Inc.

FINANCIAL STATEMENTS

December 31, 2008

Financial Designs Corporation Inc.
TABLE OF CONTENTS

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

INDEPENDENT AUDITORS' REPORT

Financial Designs Corporation Inc.
Claremont, California

We have audited the accompanying statement of financial condition of Financial Designs Corporation Inc. as of December 31, 2008, and the related statements of operations, changes in retained earnings, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Designs Corporation Inc. at December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GYL Decauwer LLP

Rancho Cucamonga, California
February 23, 2009

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Financial Designs Corporation Inc.
Claremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Financial Designs Corporation Inc. (the Company) as of and for the year ended December 31, 2008, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GYL DeCauwer LLP

Rancho Cucamonga, California
February 23, 2009

Financial Designs Corporation Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current Assets		
Cash	$	130,146
Investments		89,064
Commissions receivable		240
Total Current Assets		219,450
Property and Equipment		
Office furniture and equipment		74,384
Less accumulated depreciation		65,393
Net Property and Equipment		8,991
Other Assets		
Loan to stockholder		10,000
Total Assets	$	238,441

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	4,786
Accrued expenses		394
Salaries payable		18,000
Total Current Liabilities		23,180
Stockholders' Equity		
Common stock		3,000
Retained earnings (Exhibit IV)		212,261
Total Stockholders' Equity		215,261
Total Liabilities and Stockholders' Equity	$	238,441

The accompanying notes are an integral part of these financial statements

Financial Designs Corporation Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2008

Revenue	
Commissions	$ 28,207
Management fees	1,481,132
Interest and dividends	6,030
Tax preparation income	26,510
Total Revenue	1,541,879
Operating Expenses	
Asset allocation fees	18,960
Bank service charges	17,377
Commissions paid	89,132
Computer consulting	1,845
Dues & subscriptions	3,313
Insurance	38,205
Lease - equipment	76,938
Legal & accounting	9,500
Marketing	5,780
Medical reimbursement	23,396
Office salaries	548,343
Office supplies	92,640
Officers' salaries	477,000
Payroll taxes	54,070
Regulatory fees	10,495
Retainer fees & costs	379
Retirement plan	28,966
Seminars	13,048
Tax processing	7,953
Utilities & telephone	15,145
Total Operating Expenses	1,532,485
Income (Loss) Before Other Income	9,394
Other Income (Expenses)	
Net gain (loss) on sale of securities	(3,351)
Income (Loss) Before Taxes	6,043
Income taxes	62
Net Income (Loss)	$ 5,981

Financial Designs Corporation Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

Cash Flows from Operating Activities		
Net income (loss)	$	5,981
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in investments		(1,263)
(Increase) decrease in commissions receivable		(207)
Increase (decrease) in accounts payable		(8,659)
Increase (decrease) in salaries payable		(788)
Increase (decrease) in accrued expenses		244
Net Cash Provided (Used) by Operating Activities		(4,692)
Cash Flows from Financing Activities		
Payments received on stockholder loan		5,000
Net Cash Provided (Used) by Financing Activities		5,000
Net Increase (Decrease) in Cash		308
Cash - Beginning		129,838
Cash - Ending	$	130,146

Exhibit IV

STATEMENT OF CHANGES IN RETAINED EARNINGS

Balance - January 1, 2008	$	206,280
Net income (loss) for the year ended December 31, 2008 (Exhibit II)		5,981
Balance - December 31, 2008	$	212,261

Exhibit V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance - January 1, 2008	$	NONE
Activity - January 1, 2008 to December 31, 2008		NONE
Balance - December 31, 2008	$	NONE

Financial Designs Corporation Inc.
December 31, 2008

COMPUTATION OF NET CAPITAL

Total ownership equity - Exhibit I			$ 215,261
Deduct:			
Non-allowable assets:			
Loan to stockholder			10,000
Fixed assets - net of depreciation			8,991
			18,991
Deduct:			
Haircuts on securities			
Trading and investment securities			
Money funds	$ 88,150 x 2%	$ 1,763	1,763
Net Capital			$ 194,507

RECONCILIATION OF NET CAPITAL

Net Capital Per Focus Report - Part II	$ 194,507
Audit Adjustments	-
Change in non-allowable assets resulting from adjustment	-
Net Capital	$ 194,507

Financial Designs Corporation Inc.
December 31, 2008

COMPUTATION OF NET CAPITAL REQUIREMENTS

Net Capital Requirements, 6-2/3% of Aggregate Indebtness	$	1,546
Minimum Dollar Net Capital Requirement	$	50,000
Applicable Amount, Larger of Above	$	50,000
Net Capital in Excess of Minimum Requirement	$	144,507
Excess Net Capital Over 10% of Aggregate Indebtedness	$	192,189
Excess Net Capital Over 15% of Aggregate Indebtedness	$	191,030

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities - Exhibit I	$	23,180
Drafts for Immediate Credit		None
Total aggregate indebtedness	$	23,180
Percentage of Aggregate Indebtedness to Net Capital		11.92%

Note 1. Significant Accounting Policies

The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (SEC) and various exchanges and the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Securities Dealers (NASD). They are located in Claremont, California and have been in operation since March 9, 1981.

Security transactions, commission income and related expenses are recorded in the accounts on a settlement date basis which is generally three business days after trade date.

Office furniture and equipment over $ 1,000 are recorded at cost and are being depreciated over three to seven years as determined by management utilizing the straight-line and accelerated methods.

Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investments - The Company's investments at balance sheet date were all money market funds.

Note 2. Net Capital Requirements

As a member of the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Security Dealers, the Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined not exceeding 15 to 1. At December 31, 2008, that ratio for the Company was .12 to 1. Net capital as defined amounted to $ 194,507 which exceeds the minimum requirements of $ 50,000.

Note 3. Lease Obligations

The Company currently leases its business premises on a ten year lease for $ 4,584 per month of which the rent is being paid personally by the owner of the Company who is also obligated on the lease agreement. The lease currently expires on April 30, 2015. The Company has not recorded any rent expense in connection with this lease.

Minimum future rental payments in excess of one year as of December 31, 2008 are expected to be as follows:

Period ended December 31,	Amount
2008	$ 55,008
2009	55,008
2010	55,008
2011	55,008
Thereafter	183,360
	$ 403,392

Note 4. Income Taxes

The components of the income tax provision are as follows:

Current	$ 62

Note 5. Related Party Transactions

The Company leases furnishings and equipment on a month-to-month basis for $ 6,317 per month. This lease is payable to a stockholder.

The Company loaned money to a stockholder. The loan has an interest rate of 6% payable monthly. The note is due and payable on May 1, 2015 if not paid before.

Note 6. Common Stock

The Company has authorized 100,000 shares and 1,000 shares issued and outstanding.

Note 7. Pension Plan

The Company has a discretionary Simple IRA plan. All employees are eligible once they meet the requirements of compensation and service years.

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

February 23, 2009

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Financial Designs Corporation is a fully disclosed Broker/Dealer. Their clearing broker is Emmett A. Larkin Co., Inc.

Financial Designs Corporation does not carry customer accounts or hold customer funds, and does not perform custodial functions relating to customer securities. Financial Designs Corporation claims exemption from the Reserve Requirement of Rule 15c3-3 pursuant to (k)(2)(ii).

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

February 23, 2009

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Financial Designs Corporation is a fully disclosed Broker/Dealer. Their clearing broker is Emmett A. Larkin Co., Inc.

Financial Designs Corporation does not carry customer accounts or hold customer funds, and does not perform custodial functions relating to customer securities. Financial Designs Corporation claims exemption from the Possession or Control Requirements of Rule 15c3-3 pursuant to (k)(2)(ii).

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

your Success is our DESTINATION

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

JOHN LERIAS, CPA
STEPHEN C. WILLIAMS, CPA
W. BRENT HICKS, CPA
DENNIS E. DECAUWER, CPA
CO-FOUNDER, RETIRED

February 23, 2009

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Enclosed is a computation of Net Capital under SEC Rule 15c 3-1. In our annual audited report for fiscal year ended December 31, 2008, we have found no difference between our computations of net capital and Financial Designs Corporations' computation of net capital as determined on the Focus 2A report filed for fiscal year ending December 31, 2008.

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

GYL Decauwer LLP
Certified Public Accountants · Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

February 23, 2009

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Report Regarding Material Inadequacies

We have examined the financial statements of Financial Designs Corporation as of December 31, 2008. Our Accountants Report was dated February 23, 2009.

Pursuant to Rule 17a-5(d)(I), no material inadequacies were found to exist.

Our audit was made in accordance with generally accepted auditing standards and included a review of the books, records, accounting systems, bank statements, mutual fund statements, general ledger, blotter, products sales ledger, internal accounting controls, and procedures for safeguarding securities. We reviewed the Statement of Financial Position, the Statement of Operations, the Statement of Cash Flows, the Statement of Changes in Stockholders' Equity and the Computation of Net Capital. The scope of the audit and review of the accounting system were sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed.

In addition, the audit involved reviews of the practices and procedures followed by the client:

1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2) in filing the various Focus Reports;
3) in monitoring insider trading and suspicious trades.

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com